Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mylan Inc.
(Commission File No: 1-9114)

On October 22, 2014, Abbott Laboratories (“Abbott”) hosted a live webcast to review earnings for the third quarter ended September 30, 2014 and future guidance. Below is a transcript of the presentation. Portions of the presentation unrelated to the proposed Mylan transaction have been omitted.

Corporate Participants

Miles D. White - Chairman of the Board, Chief Executive Officer

Thomas C. Freyman - Executive Vice President, Finance, Chief Financial Officer

Brian B. Yoor - Vice President, Investor Relations

Other Participants

Mike Weinstein , JPMorgan - Analyst

David Roman, Goldman Sachs - Analyst

David Lewis, Morgan Stanley - Analyst

Larry Biegelsen, Wells Fargo Securities, LLC - Analyst

Rick Wise, Stifel Nicolaus & Company - Analyst

Brian B. Yoor - Vice President, Investor Relations

[Information unrelated to the proposed Mylan transaction has been omitted.]

Also you will see in our earnings news release this morning that financial results from the developed markets branded generics pharmaceutical business have been presented as discontinued operations this quarter due to the pending sale to Mylan. As a result, the line items of our consolidated statement of earnings are now reported on the basis of continuing operations. We also provide in the release a reconciliation between continuing and discontinued operations for the third quarter and the first nine months of 2013 and 2014. For the remainder of 2014, our earnings-per-share guidance will include results from both continuing operations, as well as discontinued operations associated with the developed markets branded generics pharmaceutical business being sold to Mylan. Our commentary and guidance for sales and other P&L line items will be for continuing ops only.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Miles D. White - Chairman of the Board, Chief Executive Officer

[Information unrelated to the proposed Mylan transaction has been omitted.]

We remain on track to divest our developed markets business in Mylan in the first quarter of next year. Mylan is well-positioned in its global scale and capabilities to do well with this business over the long-term.

[Information unrelated to the proposed Mylan transaction has been omitted.]

In Established Pharmaceuticals, as we expected, sales improved sequentially again this quarter. The emerging market branded generics business increased double digits as a result of improved commercial execution and continued expansion of product portfolios in several of our therapeutic areas of focus. We expect continued momentum in EPD as we exit the year, including CFR, where sales have been growing consistently at a double-digit pace.

[Information unrelated to the proposed Mylan transaction has been omitted.]

And we’re continuing to build Abbott for durable growth over the long-term, completing the CFR acquisition in the third quarter and working toward our first quarter 2015 close of the sale of our developed markets branded generics business to Mylan.

I’ll now turn the call over the Tom.

Thomas C. Freyman - Executive Vice President, Finance, Chief Financial Officer

As Brian mentioned up front because guidance previously provided for the third quarter and the full year 2014 included the developed market branded generics business being sold to Mylan, we will continue to include the contribution from this business in our EPS guidance for the remainder of 2014. However, our commentary in guidance for sales and other P&L line items this quarter and for the fourth-quarter forecast will be for continuing operations only, that is, excluding the business being sold to Mylan. Today we reported third-quarter diluted earnings per share excluding specified items of $0.62, above our previous guidance range. Sales from continuing operations that is excluding the developed markets branded generics business increased 6.7% on an operational basis and 5.8% on a reported basis in the quarter. Including the contribution from discontinued operations, sales would have increased 5.6% on an operational basis in line with previous guidance.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Turning to our outlook for the full-year 2014, today we’re raising the midpoint and narrowing our EPS guidance range, excluding specified items to $2.25 to $2.27 which includes the results from our developed markets branded generics business now presented as discontinued operations and reflect double-digit growth over 2013.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Q&A

Mike Weinstein, JPMorgan

Thank you for taking the questions, and congratulations on a nice quarter. Miles, I wanted to really start with the EPD business and first the updated agreement today with Mylan. Could you just spend a minute on that? Because obviously there was some question about whether that transaction as it was initially constructed could be approved. So, A, can you comment on that? And then, B, the EPD performance of this quarter is up 12.9%. Can you just talk about the sustainability of that performance? It seems like a very high number. So could you just talk about how we should think about that business going forward? Thanks.

Miles D. White, Abbott Laboratories

Well, I assumed that one of the questions this morning was some clarity on whether or not the transaction with Mylan was going forward. I think that’s clear. We’ve reported discontinued operations, carve out financials, et cetera, and as we very clearly said in the earnings release, yes, we are tracking forward, no change. I don’t think there’s much more to comment on other than that. So that should take away some speculation or uncertainty there. And that’s all tracking according to schedule. The performance of the remainder of EPD, actually I’d say both halves we’ve actually seen improvement in the developed market part of the business, which is a good thing. That’s the part that we’re divesting to Mylan.

[Information unrelated to the proposed Mylan transaction has been omitted.]

When we’re done with the Mylan transaction with the developed market business this business will be an purely emerging market business which has been our strategic intent to focus on because we see the conditions in those markets and the developing economies quite favorable to the business over time. So that remains an important strategic focus for us and I think the investors now will have a much clearer visibility and transparency to the opportunity in those markets. One of the great things about emerging markets is the growth potential there in these economies and in these healthcare systems and that’s why we’re focused on that, that’s a very important source of growth.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Mike Weinstein, JPMorgan

So, Miles, just two quick follow ups if I can. So one obviously, one, you’re confident that the transaction is going to go through. Two, the piece that we’ve talked about that you didn’t really address in all of your opening comments of this call was the vascular business which obviously had a difficult quarter. So can you just talk a little bit about how you’re thinking about that business strategically and how you turn that business around given your success now in turning around EPD? Thanks.

Miles D. White, Abbott Laboratories

Yes. Well, first of all, back to your original question about confidence. We’re right on track with our transaction with Mylan and I am superstitious enough not to want to speculate or hypothesize or whatever. I would say we’re on track with what we said, what we expected, and everything we’re doing is pointed at the conclusion on time, on schedule as described. And I don’t know what else to say about it for now. I don’t want to get into a lot of speculation about other stuff, but I think it’s as I said tracking exactly where we want to be. So that’s about as much as I can say. And or think I should say.

[Information unrelated to the proposed Mylan transaction has been omitted.]

David Roman, Goldman Sachs

[Information unrelated to the proposed Mylan transaction has been omitted.]

Okay. And then maybe lastly for you or Tom, even if you don’t monetize the Mylan shares that you’ll receive, you’ll still be sitting on a pretty big chunk of cash, fairly underleveraged, interest rates still low but potentially rising. Any updates on how we should think about use of capital going into next year and how you might look to offset the Mylan dilution, and any headwinds that might materialize from foreign exchange in 2015?

Miles D. White, Abbott Laboratories

Well, you’ve got two different questions there. One is sort of capital allocation and the Mylan shares, and then with currency. So let me just deal with the capital allocation first. I’d say I’m probably not going to tell you right now what our intentions would be or what we’ll do. I would say your best proxy for that is just to simply look at we’ve been good stewards and capital allocators in the past. We always pay a healthy dividend. We always try to balance share repurchase. But at the end of the day, we also have been investors in strategic growth opportunities and so forth, and I think the best expectation is a mix of the above. We’re not going to run to one side of the ship and tip. We’re going to keep things relatively balanced. I think we’ll be opportunistic about our Mylan holding. Obviously, we don’t want to do anything to destabilize that holding or either company. And we think that’s a pretty strong and valuable investment for us so we can afford to be, I’d say, thoughtful about the disposition of those shares over time, although it’s not our intent to be long-term shareholders of Mylan. And I think that’s been pretty clear. And I’m glad to have the capital and the challenge of how to best allocate it for our investors. But I think if you look at our track record historically, we’ve been pretty good at balancing that for the range of investors. We have those that rely on income, those that rely on a cash return, those that rely on good strategic investment and so forth. So without betraying any future direction here, and certainly time and opportunity can change here, I would say you can expect more of the same from us and not something dramatically different than what you have come to expect.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Larry Biegelsen, Wells Fargo Securities, LLC

Good morning. Thanks for taking these questions. So just one multipart question for me. Just starting with the Mylan deal, I think when you announced the deal, you said it would be $0.22 diluted. Any update from the new terms? And how should we think about EPS growth off of the 2014 base with the Mylan dilution and the CFR accretion? And just lastly on the same theme, I think, Miles, in the past you said that you tried to make up any dilution from M&A. Is that still the case following the Mylan deal? Thank you.

Thomas C. Freyman, Abbott Laboratories

[Information unrelated to the proposed Mylan transaction has been omitted.]

No change at all on our forecast of 2015 impact of the divestiture of the developed markets business for EPD to Mylan. That stays at the $0.22 we estimated back in July. CFR, the way to think about that is we indicated that would add $0.07 to any baseline you would develop in 2015.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Miles D. White, Abbott Laboratories

I would just add to it, there is $.22 on this divestiture of this business, but—enough to try to make up, and obviously our EPS is a lot bigger than that, but that’s still a chunk to make up. CFR will offset a fair amount of that. And then I would only point out that to the question earlier, we aren’t constrained with capital in terms of opportunities, but we want to be opportunistic in terms of any opportunities that we add to the company. So I don’t want to just rush out, and you’re not suggesting this, I understand, but thoughtlessly deploy capital to simply replace EPS. Long-term, I am always looking to build EPS and grow the company. So we clearly with not only the continuing cash we earn and accumulate, but the Mylan proceeds and so forth, have tremendous flexibility for M&A, and kind of without constraint.

The only thing that constrains us is opportunities and the fit of those opportunities, and so on. So I think to the degree that there are investors who look at the net, let’s call it dilution from the sale of established products business in the developed markets to Mylan, I would say be patient. You can’t offset that or fix that in a few weeks. But longer-term, obviously, our motive is to grow and improve the company, and I just can’t predict the timing of that, but I can certainly tell you I have all the flexibility in the world.

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers.  No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect a special meeting of its shareholders to be convened to approve the Transaction.  The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S DEVELOPED MARKETS PHARMACEUTICAL BUSINESS, MYLAN AND THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement, when they become available, may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan

Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.